ESG Inc.

523 School House Road

Kennett Square, PA 19348

October 7, 2024

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ESG Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 20, 2024

File No. 333-281681

Dear Sir or Madam:

We are in receipt of your letter dated October 1, 2024 and submit the following in response to your comments:

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

Comment 1. We note your response to prior comment 1 and the revised disclosure on your cover page. We reissue our comment in full. Please revise your disclosure further to disclose the specific date that your best efforts offering will end, so that it is clear to investors when this offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Response 1. Using this statute as a guide https://www.law.cornell.edu/cfr/text/17/229.501, we have revised both the Cover Page and Page 59 to state the following:

There is no underwriter for this offering. The offering is being conducted on a self-underwritten, best efforts basis, which means our management will attempt to sell the shares being offered hereby on behalf of the Company. This offering will terminate on the date which is 270 days from the effective date of this prospectus.

Comment 2. We note your response to prior comment 8 and the revised disclosure on your cover page. We reissue our comment in part. Please revise your disclosure to provide a description of how the Company will settle amounts owed under the WFOE structure. In this regard, you may provide a cross-reference to your disclosure on page 7 which describes this process.

Response 2. We have inserted the following additional language to provide the requested information:

How Cash Is Transferred Between ESG Inc. and Its Subsidiaries

As further detailed on Page 7 herein, the Company will settle amounts owed under the WFOE structure by transferring dividends, or distributions between the holding company and its subsidiaries, or to investors, which have not yet occurred. We intend to rely primarily on dividends paid by the WFOE for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The Company has made no such distributions to date nor has it received any distributions from the WFOE to date, and the Company has no current cash management policies in place. The Company will look to implement one in the near future.

Prospectus Summary, page 2

Comment 3. We note your response to prior comment 11. Please revise your graphic on page 2 to note, as you do in your response, that Anhui Hongrenyuanda Agriculture Information Consulting Co., Ltd. holds the remaining ownership interest in Funan Allied United Farmer Products Co., Ltd. Additionally, please clarify whether Anhui Hongrenyuanda Agriculture Information Consulting Co., Ltd. is a subsidiary of ESG Inc.

Response 3. We have replaced the graphic on Page 2 with this chart, shown below, which explains that Anhui Hongrenyuanda Agriculture Information Consulting Co., Ltd.is not a subsidiary of ESG Inc.

Comment 4. We note your response to prior comment 12 and your revised disclosure. As requested by prior comment 12, please address the risks requested in that comment in your prospectus summary.

Response 4. We have inserted this revised language at the beginning of the Prospectus Summary (and have also used this to replace similar language on the Cover Page):

Risks Associated with Doing Business in China

Although ESG Inc. is a Nevada corporation, and none of our officers and directors reside in China, the majority of our operations are conducted through subsidiaries that are based in China. This corporate structure exposes the Company and its investors to certain legal and operational risks associated with being based in or having the majority of the Company’s operations in China.

There are significant regulatory, liquidity, and enforcement risks arising from our corporate structure and having the majority of the Company’s operations in China. For example, there are significant risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. There is also the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or become worthless.

See “Risks Related to Doing Business in China” on Pages 16-23 under the “Risk Factors” section for specific risks associated with doing business in China.

Exhibits

Comment 5. Please have your auditor revise its consent in Exhibit 23.1 to include a statement acknowledging the reference of their name as an expert in accounting and auditing on page 61 of the filing. Refer to Rule 436 of Regulation C.

Response 5. We have inserted a revised auditor’s consent in Exhibit 23.1 that includes the following language to address this comment:

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation in this Registration Statement on Form S-1 of our report dated April 12, 2024, relating to the financial statements of ESG, Inc. as of December 31, 2023 and 2022.

We also consent to the reference to the Firm as an expert in accounting and auditing under the heading “Experts” in such Registration Statement.

/s/ QI CPA LLC

Valley Stream, New York

October 1, 2024

We have served as the Company’s auditor since 2024.

Sincerely,

/ s / Zhi Yang, CEO